

December 30, 2020

<u>Via E-Mail</u>
J. Michael Wolfe
President and Chief Executive Officer
AeroGrow International, Inc.
5405 Spine Road
Boulder, Colorado 80301

>   **Re: AeroGrow International, Inc.**
>   **Schedule 13E-3**
>   **Filed by AeroGrow International, Inc. , The Scotts Miracle-Gro Company,**
>   **SMG Growing Media, Inc. and AGI Acquisition Sub, Inc.**
>   **Filed December 4, 2020**
>   **File No. 5-81652**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 4, 2020**
>   **File No. 1-33531**

Dear Mr. Wolfe:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Preliminary Proxy Statement

Letter to Stockholders

1.   Disclosure in the letter and on page ii indicates in boldface type that "[y]our vote is very important, regardless of the number of shares that you own" and that "[w]e cannot complete the Merger unless the Merger Agreement Proposal is approved by a majority of

the outstanding shares of common stock entitled to vote on such matter at the Special Meeting as of the Record Date." Given that the Purchaser Parties and their respective affiliates may be deemed to beneficially own approximately 80.5% of the outstanding shares of our common stock and that the transaction has not been structured to require the approval of the holders of at least a majority of the shares of common stock beneficially owned by security holders unaffiliated with the Purchaser Parties and their respective affiliates, please advise, with a view towards corrected disclosure, why the vote of stockholders other than the filing parties is "very important."

Fairness of the Merger, page 49

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. While we acknowledge the disclosure referenced in the preceding comment and disclosure elsewhere in the proxy statement that "such approval is not required under Nevada law for us to complete the Merger," we do not consider such disclosure responsive to this comment.

Position of the Purchaser Parties… as to the Fairness of the Merger, page 50

3. Refer to the preceding comment. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Purchase Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Opinion of Stifel, Nicolaus & Company, Incorporated, page 53

4. Refer to the first paragraph on page 58 and the third to last paragraph on page 59. Please revise to disclose the "judgments and assumptions." For example, quantify assumptions where applicable, or provide greater specificity as to e.g. "impact of competition" and "industry growth."

Cautionary Note Regarding Forward-Looking Statements, page 85

5. The last sentence on this page indicates that "[t]he Company expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences." Please confirm your understanding of the filing parties' obligations pursuant to Exchange Act Rule 13e-3(d)(2) and (e)(2).

*   *   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions